Trinity Sub Inc.

October 17, 2019

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Real Estate and Commodities
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Ms. Stacie Gorman

Re:	Trinity Sub Inc.
Registration Statement on Form S-4
Registration No. 333-233214

Dear Ms. Gorman:

Trinity Sub Inc., a Maryland corporation (the “Company”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated pursuant to Rule 461 of the Securities Act of 1933, as amended, so as to permit it to become effective at 3:00 p.m., New York City time, on October 18, 2019, or as soon thereafter as possible.  Please call Glenn Pollner at (212) 351-2333 to provide notice of the effectiveness of the Registration Statement.

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Sincerely,

TRINITY SUB INC.

By:	/s/ Sean A. Hehir
	Name:	Sean A. Hehir
	Title:	Chief Executive Officer

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